                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              LYNTON GROUP, INC.
                               (Name of Issuer)

                    Common Stock, par value $.30 per share
                        (Title of Class of Securities)

                                   55175500
                                (CUSIP Number)

                             David L. Katsky, Esq.
                       Esanu Katsky Korins & Siger, LLP
                               605 Third Avenue
                           New York, New York 10158
                                (212) 953-6000
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 13, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)


                               Page 1 of 4 Pages

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CUSIP No.  55175500                 SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Paul R. Dupee, Jr.
-----------------------------------------------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                              (a)  |_|
                                                                                                              (b)  |_|

-----------------------------------------------------------------------------------------------------------------------
 3          SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
-----------------------------------------------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 |_|


-----------------------------------------------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
      NUMBER OF
       SHARES                  1,348,485                                                                        21.1%
    BENEFICIALLY        -----------------------------------------------------------------------------------------------
      OWNED BY           8     SHARED VOTING POWER
        EACH
      REPORTING                -0-                                                                                 0%
       PERSON           -----------------------------------------------------------------------------------------------
        WITH             9     SOLE DISPOSITIVE POWER

                               1,348,485                                                                        21.1%
                        -----------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               -0-                                                                                 0%
-----------------------------------------------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,348,485
-----------------------------------------------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES  |_|

-----------------------------------------------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.1%
-----------------------------------------------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------------------------------------------------



                               Page 2 of 4 Pages

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Item 1.  Security and Issuer.

         This statement, dated November 13, 1996 (the "Reporting Date"), constitutes Amendment No. 1 (the "Amendment") to the Schedule 13D, dated September 17, 1996 (the "Schedule"), regarding the ownership by Paul R. Dupee, Jr. (the "Reporting Person") of certain securities of Lynton Group, Inc. (the "Issuer"). All capitalized terms used herein and otherwise undefined shall have the respective meanings ascribed thereto in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         In November 1996, the Reporting Person agreed to convert his Debentures into shares of Common Stock at a conversion price of $.33 per share (reduced from the original conversion price of $3.75 per share). On the Reporting Date, the Reporting Person converted all of his Debentures, in the aggregate principal amount of $445,000, into 1,348,485 shares of Common Stock (at the reduced conversion price) without payment of any additional funds by the Reporting Person.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the Reporting Date, the Reporting Person beneficially owned an aggregate of 1,348,485 shares of Common Stock, representing approximately 21.1% of the outstanding shares of Common Stock (based on 6,394,872 shares of Common Stock outstanding as reported in the Issuer's Form 10-K for the year ended September 30, 1996).

         (b) The Reporting Person has sole power to vote and to dispose of 1,348,485 shares of Common Stock, representing approximately 21.1% of the outstanding shares of Common Stock.

         (c) The Reporting Person did not effect any transactions in shares of Common Stock of the Issuer during the 60 days preceding the Reporting Date, except for the purchase of Debentures in the principal amount of $225,000, previously reported in the Schedule, which were convertible into 60,000 shares of Common Stock (at a conversion price of $3.75 per share).






                               Page 3 of 4 Pages

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                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                      s/Paul R. Dupee, Jr.
                                                      -------------------------
Dated: February 24, 1998                                  Paul R. Dupee, Jr.


                               Page 4 of 4 Pages